UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras achieves 2022 annual production target

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Rio de Janeiro, January 17, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that, in 2022, it exceeded the oil and natural gas production target, disclosed to the market in a material fact on November 24, 2021 and revised on January 14, 2022, within the considered margin of 4% for more or for less.

Total oil and gas production was 2.684 million barrels of oil equivalent per day (boed), surpassing the target of 2.600 million boed by 3.2%, within the disclosed range of ± 4.0%. Commercial production reached 2.361 million boed, 2.7% above the target of 2.3 million boed, also within the ± 4.0% range. Oil production stood at 2.154 million barrels per day (bpd), 2.6% above the target of 2.1 million bpd, and within the range of ± 4.0%.

The company started production on two new platforms throughout 2022. In April, the FPSO Guanabara, the first definitive unit in the Mero field, and in December, the P-71, in the Itapu field. The latter anticipated from 2023.

Throughout 2022, the maximum oil production capacity of platforms P-68, in the Berbigão and Sururu fields, and FPSO Carioca, in the Sépia field, was reached.

FPSO Carioca reached a new monthly production record for a pre-salt platform, with 174,000 bpd in the month of november. Petrobras also reached a record monthly oil production in a single well, ATP-06 on platform P-70, with 56.5 thousand bpd on november. The records demonstrate excellent operational performance in world-class assets in deep and ultra-deep waters, where Petrobras has internationally recognized technical expertise.

Finally, the company also advanced with the Campos Basin renovation plan, with the entry into operation of 10 new production wells and 4 complementary development injectors wells, expanding the production potential of this basin by 94.0 thousand bpd.

These results reinforce Petrobras' commitment to investors and Brazilian society and were only possible thanks to the efforts of the entire chain in the exploration and production segment and the active management of Petrobras' project portfolio.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer